

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail

Mr. Eduardo Raúl Calvo Barbeau
General Counsel
Mexican Petroleum
Colonia Petróleos Mexicanos
México, D.F. 11311
México

> **Re: Mexican Petroleum**
> **Registration Statement on Form F-4**
> **Filed July 27, 2011**
> **File No. 333-175821**

Dear Mr. Calvo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1. We note that you are registering the exchange notes in reliance on the staff's position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Therefore, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in those letters, and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note that the current registration statement covers the exchange of securities issued in a July 2010 private placement that were not exchanged pursuant to a prior registration statement. Please advise whether the prior exchange offer was terminated. If so, please tell us the basis for including in the current registration statement securities whose prior exchange offer was terminated.

3. We note your statement at pages 6 and 30 that you will deliver the new securities, "as promptly as practicable after the expiration date." Exchange Act Rule 14e-1(c) requires you to exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise the prospectus accordingly.

4. Please delete the language requiring the note holder to acknowledge or certify that the note holder has "received and reviewed this prospectus." We refer you to page 27. We note also that the Form of Letter to Clients, filed as Exhibit 99.2, indicates that you are requesting from the note holder confirmation regarding the representations and warranties set forth in the prospectus.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Wanda J. Olson, Esq.
        Cleary Gottlieb Steen & Hamilton LLP